Exhibit 10(l)(l)(l)

December 15, 2010

Ms. Catherine A. Lesjak

Executive Vice President and Chief Financial Officer

Hewlett-Packard Company

3000 Hanover Street

Palo Alto, CA 94304

Dear Cathie:

Over the last several months you have provided extremely valuable service both to Hewlett-Packard Company (“HP”) and to HP’s Board of Directors, and on behalf of the Board I would like you to know that we are especially grateful for all that you have done for HP.  The Board has also asked that I inform you that it would very much like to ensure that you remain with HP in the coming years to help HP continue to prosper.  To that end, on behalf of HP we are very pleased to enter into this agreement (“Agreement”) with you.

1.             The Term:  The term of this Agreement shall be three years, after which it may be renewed only by written agreement of the parties.

2.             Position and Duties:  For the term of this Agreement you shall continue to be Executive Vice President and Chief Financial Officer responsible for continuing to perform the duties and responsibilities of that position as you have before.

3.             Compensation:

a.             Base Salary:  Throughout the term of this Agreement your base salary shall be maintained at its current level subject to any future increases that the Board may grant; provided, however, that your base salary may be reduced if the base salaries for substantially all other Executive Vice Presidents are reduced in a substantially similar manner.

b.             Annual Incentive:  Throughout the term of this Agreement your target annual incentive will be maintained at its current level subject to any future increases that the Board may grant; provided, however, that your target annual incentive may be reduced if the target annual incentives for substantially all other Executive Vice Presidents are reduced in a substantially similar manner.

c.             Long-term Incentive Awards:  The long-term incentive awards that to date have been provided to you shall not be reduced during the term of this Agreement, and additional awards may be granted to you in the discretion of the Board; provided, however, that your long-term incentive awards may be reduced if the long-term incentive awards for substantially all other Executive Vice Presidents are reduced in a substantially similar manner.

December 15, 2010

4.             Severance Benefits:

a.             Severance benefits for Section 16 officers are determined under the HP Severance Plan for Executive Officers (“SPEO”).  In your case, while this Agreement remains in effect you will be covered by the SPEO in accordance with its terms, but the amount of your cash severance benefit shall be calculated by multiplying by two the sum of (i) your annual base salary in effect immediately before the termination of your employment and (ii) the annual average of all cash bonuses that you earned for the two fiscal years most recently ended prior to the termination of your employment (regardless of whether such bonuses were paid during or after the end of a fiscal year); provided,however, that your cash severance benefit shall not exceed 2.99 times the sum of your base salary and target bonus in effect immediately prior to your termination.

b.             If you are terminated in a manner entitling you to benefits under the SPEO, as modified by this Agreement, in addition to the cash severance benefit payable under the SPEO you will receive a pro-rata bonus under the annual Pay-for-Results Plan (or any successor plan) with respect to the fiscal year in which your termination occurs based on your actual period of service through your date of termination and actual performance for the fiscal year as measured by applicable metrics. This bonus will be payable within 75 days following the end of the fiscal year during which your termination occurs.  In addition, the following treatment will apply to your outstanding equity awards in the event of a termination of your employment entitling you to benefits under the SPEO, as modified by this Agreement (such treatment to apply at such time as the release you are required to sign under the SPEO becomes effective):

i.

Stock Options:  Vesting shall be fully accelerated on all of your unvested stock options and you shall have one year from your termination date (or the original expiration date, if earlier) to exercise all HP options;

ii.

Restricted Stock, RSU and PRU Awards:  All restrictions shall be released and you shall be immediately and fully vested in all stock or stock unit awards.  With respect to any PRUs or other performance-based awards (collectively “PBRUs”), payout shall be determined as if you had remained actively employed during the entire performance period, with payout to be calculated based on actual performance results and made in shares following the close of the applicable performance period.

c.             The other general terms and conditions of the SPEO will continue to apply with respect to the calculation, and conditions for receipt, of these benefits, except that a “qualifying termination” (in addition to the circumstances defined in the SPEO) shall include your resignation within 12 months after the occurrence, without your prior written consent, of one or more of the following events:

i.	the relocation of your principal place of business more than 50 miles from Palo Alto, California;

ii.	a material reduction in your salary, annual incentive, or long-term incentive opportunities; and

iii.	a material adverse change in your authority, duties or responsibilities. A material adverse change in your authority, duties or responsibilities includes,

December 15, 2010

without limitation, your ceasing to be Chief Financial Officer, or your no longer reporting directly to the Chief Executive Officer of the top-tier parent company of the controlled group of corporations of which HP is a part.

You must provide the Board with written notice within 90 days after the occurrence of one or more of the above events, and the Board will have 30 days during which it may remedy the condition so identified.

5.             Benefits Following a Change in Control of HP:  In the event of your termination within 12 months following a Change in Control of HP (as defined in the Amended and Restated HP 2004 Stock Incentive Plan) due to the same “qualifying termination” events that would qualify you for cash benefits under the SPEO or this Agreement, you will, subject to your execution of the required release, receive:

a.             a cash severance benefit as calculated pursuant paragraph 4a above;

b.             an annual incentive award under the HP Pay-for-Results Plan (or any successor program) for the fiscal year in which your termination occurs based on your actual service through your date of termination, and assuming continued accruals with respect to such bonus at the rate in effect immediately prior to the entry into an agreement by HP that results in its Change in Control; and

c.             equity treatment as described in paragraph 4b above, except that payout for all PBRUs shall be in cash and shall be determined assuming “target” performance on all metrics for all uncompleted periods, with each unit valued based on the per-share price paid for HP stock in connection with the change in control, plus interest at the applicable federal rate from the date of change in control to the date of payment, with the time of such payments to occur (i) at the end of the applicable performance period with respect to PBRUs already granted, and (ii) at the time the cash severance benefit is payable hereunder, with respect to PBRUs granted on or after the date of this Agreement, or otherwise as required so as to avoid imposition of tax under Section 409A of the Code.

If your receipt of the cash and other benefits payable under this paragraph (the “CIC Benefits”) would constitute an “excess parachute payment” for purposes of Section 280G of the Code, then either (i) the CIC Benefits shall be reduced by the minimum amount necessary to avoid any excise taxes under Code Section 4999 or (ii) you shall receive the full amount of the CIC Benefits without any reduction, whichever results in your receipt, on an after-tax basis (including after the imposition of any excise taxes under Code Section 4999), of the greatest amount of the CIC Benefits.  If the CIC Benefits are so reduced, such reductions shall first apply to cash payments, with the last payment reduced first; next, to any equity or equity derivatives that are included under Code Section 280G at full value rather than accelerated value, with the highest value reduced first (applied first to performance-based awards and then to time-based awards); next to any non-cash, non-equity-based benefits, with the latest scheduled benefit reduced first; and finally to any equity or equity derivatives based on acceleration value, with the highest value reduced first (applied first to performance-based awards and then to time-based awards) (with all equity and equity derivative values to be determined under Treasury Regulation Section 1.280G-1, Q&A 24).  If you receive the full amount of the CIC Benefits without any reduction and such amounts constitute an “excess parachute payment,” you shall be liable for all taxes related to such payments.

December 15, 2010

6.             Miscellaneous:  In the event of your termination for any reason, the usual executive officer indemnification provisions will continue to apply to the full extent permitted under Delaware law.  Your receipt of severance or Change in Control benefits will be subject to your execution of a standard release of claims within 45 days after your termination of employment and, unless a later date is specified above, all cash payments described herein will be made net of required withholdings within 10 days after the expiration of that 45-day period.  Notwithstanding the foregoing, all payments shall be made at the earliest date on which payment can be made without imposition of the IRC Section 409A additional tax.  Without limitation, in the event that any of the benefits described in this Agreement would be subject to tax under Code Section 409A if paid within six months after your termination of employment (as the result of your status as a “specified employee” within the meaning of Code Section 409A), such amount shall be withheld and paid to you on the first business day of the seventh month following your termination, or to your estate upon your death, if earlier.  In addition, your equity-based awards will be structured in compliance with this Agreement and Code Section 409A.  You will be reimbursed for attorneys’ fees you have incurred in connection with negotiation of this Agreement, as well as any such fees you reasonably incur for review of this Agreement in connection with a Change in Control.  All disputes regarding this Agreement will be submitted to arbitration in accordance with the standard rules of the American Arbitration Association, and you will be reimbursed for any attorneys’ fees you incur in connection with such a proceeding only if you substantially prevail on all of the claims that you assert.  All reimbursements shall be made in accordance with Code Section 409A. For purposes of HP’s policy regarding severance agreements for senior executives, any benefits realized with respect to your equity-based awards in connection with a termination of employment shall be treated as “permitted benefits” (as defined in the resolutions adopting such policy, dated July 18, 2003).

We are extremely pleased to confirm the terms of your continued service to HP and we look forward to your continued support to the Board and HP’s new CEO.  To indicate your agreement to these terms, please sign and return a copy of this letter to me.  The effective date of this Agreement shall be the date that it is signed and dated by you below.

Sincerely,

/s/ Lawrence T. Babbio, Jr.
Lawrence T. Babbio, Jr.
Chair, Human Resources & Compensation Committee
Hewlett-Packard Company Board of Directors

ACKNOWLEDGED AND AGREED:

/s/ Catherine A. Lesjak

Catherine A. Lesjak

December 15, 2010